Exhibit 3.2
STATE OF DELAWARE
CERTIFICATE OF CHANGE OF REGISTERED AGENT
AND/OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.The name of the corporation is DOORDASH, INC.                .
2.The Registered Office of the corporation in the State of Delaware is changed to 1209 Orange Street                 (street), in the City of Wilmington            , County of New Castle             Zip Code 19801        . The name of the Registered Agent at such address upon whom process against this Corporation may be serviced is The Corporation Trust Company            .
3.The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By:	/s/ Tony Xu
Authorized Officer

Name:	Tony Xu
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